

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 19, 2009

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

Re: **REG Newco, Inc.**
    Amendment No. 1 to Registration Statement on Form S-4
    Filed October 5, 2009
    File No. 333-161187

Dear Mr. Stroburg:

We have reviewed your filing and have the following comments.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note your response to comment one in our letter dated September 4, 2009, particularly your statement in paragraph (b) that "[t]he shares of the Registrant's common stock have substantially the same rights, preferences and privileges as the membership units of each of the constituent companies and, as such, are an equivalent equity interest to the membership units of each of the constituent companies." Please provide us with a detailed analysis as to why you believe the common stock offered as consideration to the security holders has substantially the same rights as the membership units being acquired. In this regard, we note your discussion of the material differences between the securities in the "Comparison of Rights of Newco Stockholders and CIE, WIE and Blackhawk Unitholders" section of the prospectus and would expect that the requested analysis address these differences.

Comparative Per Share Data, page 8

2.   We appreciate your response to prior comment 46 and note your omission of REG's earnings per share in their historical financial statements pursuant to the scope paragraph of SFAS 128; however, historical and pro forma per share information are required for REG in accordance with Item 3(f) of Form S-4. Please revise your table accordingly.

Questions and Answers About the Consolidation and the Special Meetings, page 10

Is each consolidation transaction contingent upon the consummation of the other consolidation transactions?, page 13

3.   We appreciate your response to prior comment 9; however, given the possible scenarios that can result from the consolidation transaction that is being voted upon and the requirement in Item 14(b)(11) of Schedule 14A to provide pro forma information relating to each transaction being voted upon, we believe that certain additional pro forma information should be provided. In this regard, please expand your table on page 9 to provide the information required by Item 3(f) of Form S-4 for each of the other six scenarios you have identified.

"Newco may be obligated to redeem Newco Series A Preferred Stock beginning in 2013", page 33

4.   Please revise your document to show the per share redemption price of the Newco Series A Preferred Stock as $13.75.

Unaudited Pro Forma Financial Information, page 36

General

5.   Since Blackhawk is consolidated by REG, please consider eliminating the historical Blackhawk column in your pro forma financial statements and only presenting the pro forma adjustments necessary to effect the acquisition.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 38-39

6.   Please revise your pro forma statements of operations to reflect the shares issued in connection with the consolidation transaction for each entity in its respective pro forma adjustments column.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 40

7.   We appreciate your response to prior comment 14; however, please eliminate the Newco pro forma adjustments column as those adjustments should be presented in the constituent entity pro forma adjustments columns. For example, the issuance of Newco common stock to the Blackhawk should be reflected in the Blackhawk Pro Forma Adjustment column. In addition, Newco's issuance of its redeemable preferred stock to REG should be shown in the REG Pro Forma Adjustments column along with the elimination of REG's historical preferred stock, with both adjustments on a gross basis.

8.   Please revise to include the necessary pro forma adjustments for Newco's issuance of its preferred shares to each of Blackhawk, CIE and WIE or clarify why such adjustments are not necessary.

9.   It is not clear to us why you show members' equity of Blackhawk, CIE and WIE in the non-controlling interest balance sheet line item. In this regard, please revise your pro forma balance sheet to show the members' equity section of each of these entities as provided in their historical balance sheets. Please also revise your related footnotes accordingly.

Notes to the Pro Forma Condensed Consolidated Financial Statements, page 41

General

10.   We note your response to prior comment 16; however, please also include a comprehensively detailed footnote to your pro forma earnings per share which discloses the information that would be required by paragraph 40 of SFAS 128. Additionally, please tell us if the Newco Series A convertible preferred stock is a participating security and how, if so, they have been considered in your computation of pro forma earnings per share as provided in paragraphs 60-61 of SFAS 128.

Footnote (b)

11.   Your disclosure characterizes the consolidation of Blackhawk under FIN 46(R) in May 2008 as an acquisition. Please revise your footnote, to clarify that Blackhawk was not acquired, but rather, is consolidated as a variable interest entity.

Footnote (g)

12.   It appears that your footnote disclosure does not explain all of the items to which this note reference corresponds to on your pro forma balance sheet. Please advise or revise as appropriate.

Footnote (h)

13.   We appreciate your response to prior comment 19; however, please revise your footnote to also provide:

- A separate purchase price allocation for each entity to be acquired with the acquired assets and liabilities shown at fair value;

- A discussion of whether you believe the fair value of the acquired assets and liabilities is subject to change given the preliminary nature of the allocation; and if so, identifying those items that may change and whether you anticipate the allocation to any identifiable intangible assets;

- The number of preferred and common shares to be issued to each entity as consideration in the acquisition and a comprehensively detailed discussion of the methodologies employed and the related underlying assumptions for determining the fair values of such equity instruments;

- A comprehensively detailed discussion of the methodologies employed and the related underlying assumptions of how you determined the aggregate valuation of the combined company; and

- A discussion of the phrase "value from center" and its potential impact on your pro forma financial statements, including clarification that any changes in the value of the equity consideration would only impact the purchase price allocation of Blackhawk, CIE and WIE since REG, as accounting acquirer, will be reflected at historical cost.

14. Please revise to clarify how the total equity value in your sensitivity table, at $5.25 per common share, reconciles to the equity on your pro forma balance sheet. We assume this may relate to the fact that the consolidation transaction with REG will be reflected at historical cost.

Footnote (k)

15. We appreciate your response to prior comment 21; however, it appears that your references to REG in regard to the assumptions used to determine the fair value of the derivative instrument embedded in Newco's preferred stock should refer to Newco. Please advise or revise.

Footnote (n)

16. In the last sentence of your footnote, you state that "the redemption amount would increase to $198,007 and $207,436 if the fair value of the Series A Preferred Stock were to increase 5% or 10%, respectively." It appears to us that if the $11.00 per share fair value of the preferred stock increases by 10%, then the resulting amount would still be less than the $13.75 redemption price per share or $194,613 aggregate redemption value. Please advise or revise.

The Consolidation Transactions, page 45

Reasons for the Consolidation, page 52

CIE's Reasons for the Consolidation and Recommendation of CIE's Board of Directors, page 57

17. We note on pages 63 and 64 the statement that the Greene Holcomb & Fisher opinion "does not address in any way the form of Amended and Restated Agreement and Plan of Merger entered into among Blackhawk, REG, and Newco on August 7, 2009 or the form

of amended and restated Other Analyzed Transaction Agreements (as defined below) entered into on August 7, 2009, and accordingly, unless specific reference is made the Blackhawk Merger Agreement in its amended and restated form, any reference in this section to the Blackhawk Merger Agreement or the Other Analyzed Transaction Agreements is a reference to the draft forms of such agreements last reviewed by Greene Holcomb & Fisher prior to delivery of its opinion on May 8, 2009." Please disclose what consideration the board gave to the fact that the Greene Holcomb & Fisher opinion did not address the amended transaction documents or events occurring after May 8, 2009.

Opinion of the Financial Advisor for CIE, page 71 and Opinion of the Financial Advisor for WIE, page 75

18.   We note your response to comment 34 in our letter dated September 4, 2009. Please disclose the dollar amounts of the non-contingent retainer fees paid by CIE and WIE, respectively, to Houlihan's Capital Markets Group. Please refer to Item1015(b)(4) of Regulation M-A.

Newco Consideration to be Issued in Connection with the Consolidation, page 79

19.   Please revise your disclosures to clarify whether the exchange ratios between Newco and the constituent entities change, should one or more of the entities not be party to the transaction. Please also clarify whether the exclusion of one or more entities to the transaction, excluding REG, will require the aggregate value of the combined company to be re-determined.

Material U.S. Federal Income Tax Consequences, page 84

20.   As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please revise the applicable tax disclosure for each transaction to provide that the disclosure is counsel's tax opinion.

Certain Iowa Income Tax Consequences of the CIE Asset Purchase, page 89

21.   Your conclusion as to the recapture of the Iowa state tax credits is ambiguous. Please clarify whether the applicable law requires recapture. If it is unclear under the applicable law whether recapture is required, please disclose the basis for this uncertainty and modify your risk factor disclosure accordingly to highlight this tax risk to CIE members. Finally, please tell us why you believe the non-binding informal opinion of an unnamed employee at the Iowa Department of Revenue will aid CIE members in making an informed voting decision. In this regard, we note your statement that CIE members cannot rely upon such opinion.

REG's Management's Discussion and Analysis of Financial Condition, page 145

Overview, page 145

22.   We refer to your disclosure of the Seneca Asset Purchase Agreement. Please
       supplementally tell us:

   •   If the assets and liabilities to be acquired constitute a business as defined under
            SFAS 141(R);

   •   Whether this transaction should be reflected in your pro forma financial
            statements as provided by Article 11 of Regulation S-X; and

   •   Whether financial statements are required under Rule 3-05 of Regulation S-X, as
            well as your analysis to support your determination.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 – Summary of Significant Accounting Policies, pages F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-41

23.   We note your expanded disclosures in response to prior comment 47. Please clarify how
       the probability of the preferred stock becoming redeemable is affected by the potential of
       a qualified public offering.

Note 3 – Stockholders' Equity of the Company, page F-48

24.   Please revise your footnote to disclose the per share fair value of the common stock
       warrants as required by paragraph A240(c)(1) of SFAS 123(R).

Note 4 – Redeemable Preferred Stock, page F-51

25.   We appreciate your response to prior comment 50; however, it appears that you may have
       not been completely responsive to our comment. In this regard, please revise your
       footnote to disclose the following information as required by Rule 5.02.27(b) and (c) of
       Regulation S-X:

   •   the combined aggregate amount of redemption requirements for all issues, each
            year, for the five years following the date of the latest balance sheet; and

   •   the changes in each issue for each period for which an income statement is
            presented.

Note 5 – Blackhawk, page F-55

Note 6 – Acquisitions, page F-56

26.   We appreciate your response to prior comments 53 and 54; however, please revise your footnotes to disclose the fair values of the securities issued, per share and in the aggregate.

Note 16 – Stock-based Compensation, page F-66

27.   For each option grant, please expand your disclosures to quantify the per share fair value of the common stock used in the computation of the fair value of the options issued.

Part II

Item 21. Exhibits and Financial Statement Schedules Exhibits, page II-1

General

28.   We note you are seeking confidential treatment for several exhibits to the registration statement. Please note that our review of the applications for confidential treatment for those exhibits must be completed before you can seek to accelerate the effective date of the registration statement.

Exhibit 8.1 - Opinion of Nyemaster, Goode, West, Hansell & O'Brien, PC

29.   As counsel is providing a short-form opinion with respect to the material U.S. federal income tax consequences of the transactions, please have counsel state in its opinion that for each transaction the tax discussion in the prospectus is counsel's opinion with respect to that transaction. Counsel's current disclosure in its opinion that the tax discussion in the prospectus is "accurate in all material respects" is not sufficient.

30.   We note counsel's statement on page 2 of its opinion that "(iii) that any such statements, representations or warranties made "to the knowledge" or based on the belief or intention of Newco, REG, CIE, WIE and Blackhawk or similarly qualified are true and accurate, and will continue to be true and accurate at all times through the Effective Time, without such qualification." Please tell us why counsel finds it necessary to add this limitation to its opinion and analyze the impact of this limitation on the ability of security holders to rely on the opinion. Once we review your response, we may have additional comments.

31.   We note counsel's statement on page 2 of its opinion that "in the event any one of the facts or statements or assumptions upon which we have relied to issue this opinion is incorrect, our opinion might be adversely affected and may not be relied upon." Please have counsel revise its opinion to eliminate this statement. Security holders are entitled to rely on counsel's opinion.

32.   Please have counsel revise its opinion to expressly consent to the discussion of its opinion in the prospectus. Please refer to Rule 436(a) under the Securities Act of 1933, as amended.

Western Iowa Energy, LLC

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9AT. Controls and Procedures, page 47

Management's Report on Internal Control over Financial Reporting, page 47

33.   We appreciate your response to prior comment 61; however, we are unclear as to the timing of management's determination that there was a material weakness and how this impacted your conclusion regarding the effectiveness of your disclosure controls and procedures and your internal controls over financial reporting as of December 31, 2008. It appears from your disclosure that the material weakness existed at December 31, 2008. Please confirm our understanding or tell us when the material weakness was determined and remediated. If our understanding is correct, then it appears to us that your disclosure controls and procedures and internal controls over financial reporting may not have been effective at December 31, 2008. Please advise.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Heidi E. Mayon, Esq. (Via Facsimile 415-983-1200)